Exhibit 10.1

Domtar Corporation
Head Office
395 de Maisonneuve Blvd. West
Montreal, QC H3A 1L6

Operations Center
100 Kingsley Park Dr.
Fort Mill, SC 29715-6476

August 9, 2007	STRICTLY CONFIDENTIAL

Mr. Raymond Royer

President and Chief Executive Officer

Domtar Corporation

395 de Maisonneuve Blvd West

Montreal, Quebec H3A 1L6

Canada

Dear Raymond,

We are pleased to confirm the terms of your employment with Domtar Corporation (the “Company”). As of March 7, 2007, your employment with the Company will continue on the terms set forth herein.

1. Duties. You will serve as President and Chief Executive Officer of the Company, with such duties and responsibilities as are customarily assigned to individuals holding such positions and such other duties and responsibilities consistent with the positions of President and Chief Executive Officer as may be specified by the Board of Directors of the Company (the “Board”). You will report directly to the Board and will devote all of your skill, knowledge and full working time solely and exclusively to the conscientious performance of your duties hereunder, other than authorized vacation time and absence for sickness or disability.

2. Term. The terms of this letter agreement shall apply to your employment with the Company from the date hereof through and including the date of the Company’s annual shareholders meeting held in 2009 (such meeting, the “2009 AGM” and such employment term, the “Employment Term”) or until earlier terminated in accordance with Section 11.

3. Base Salary. Your base salary while you are employed during the Employment Term will be at an annualized rate of CDN$1,100,000 (the “Base Salary”), which amount may be increased from time to time by the Board in its sole discretion. Your Base Salary shall be payable at the same time as the Company pays salary to its other senior executives.

4. Annual Incentive Bonus. While you are employed during the Employment Term, you will be eligible to participate in the Domtar Corporation Annual Incentive Plan (the “Annual Incentive Plan”). Your target annual bonus under the Annual Incentive Plan will be 75% of Base Salary, and your maximum annual bonus will be 150% of Base Salary. Actual bonus payments will be determined based on performance results versus the applicable targets established by the Board. Any annual bonus with respect to a particular year will be payable promptly following the receipt of the Company’s audited financial statements for such year and in any event within two and a half months of the end of such year.

5. Long Term Incentive Awards. The Company will grant to you the long-term incentive awards set forth in Sections 5(i), (ii) and (iii) below at the same time as long-term incentives are granted to other senior executives in 2007 as long as you remain employed through that date. The awards will be granted pursuant to, and will be subject to, the terms and conditions of the Domtar Corporation 2007 Omnibus Incentive Plan (the “Omnibus Plan”) and the applicable award agreement between you and the Company. Capitalized terms used in this Section 5 without definition shall have the meanings set forth in the applicable award agreement, or if not defined in the applicable award agreement, in the Omnibus Plan.

(i) Time-vested Restricted Stock Units with a fair market value on the date of grant equal to CDN$3,125,000

(ii) Synergy Performance-vested Restricted Stock Units with a fair market value on the date of grant equal to CDN$3,125,000

(iii) 378,200 Non-statutory Stock Options

You hereby acknowledge and agree that the grants of Restricted Stock Units and Non-statutory Stock Options made to you on June 27, 2007 satisfy the Company’s obligations under this Section 5 and that, notwithstanding anything to the contrary contained in the applicable award agreement between you and the Company dated as of such date (i) in connection with the termination of your employment due to Retirement with prior approval of the Board or by the Company for reasons other than death, Disability or Cause, in each case on or prior to the 2009 AGM, none of your Time-vested Restricted Stock Units or Non-statutory Stock Options will vest until the date of the 2009 AGM (at which time such awards will vest in full and without proration), (ii) in connection with the termination of your employment due to Retirement with prior approval of the Board or by the Company for reasons other than death, Disability or Cause, in each case on or prior to the earlier of the Vesting Date and the 2009 AGM, your Synergy Performance-vested Restricted Stock Units shall be deemed vested on the Vesting Date to the same extent as if your Service had continued until such date, subject to achievement of the Goals, provided that nothing contained herein shall accelerate the time of settlement of any Restricted Stock Units, (iii) the Company shall deliver to you one share of Stock or the cash value thereof, as elected by you, in settlement of each outstanding Restricted Stock Unit that has vested in accordance with the terms of the applicable award agreement, as amended by this agreement and (iv) settlement of your Time-vested Restricted Stock Units will not occur earlier than the 2009 AGM.

6. SERP. As of March 7, 2007, you ceased accumulating benefits under the Supplementary Pension Plan for Designated Management Employees of Domtar Inc. (the “SERP”). Payment of the benefits accumulated under the SERP will begin in accordance with the terms of the SERP upon the later of (i) termination of your employment with the Company and (ii) the 2009 AGM, in either case subject to the requirements of Section 11(b) hereunder. You acknowledge and agree that your SERP payments shall equal CDN$720,000 per annum.

7. Housing. While you are employed during the Employment Term, to facilitate the fulfillment of your duties and responsibilities with respect to the Company’s Operations Center in Fort Mill, South Carolina (the “Fort Mill Operations Center”), in lieu of hotel accommodations the Company will make available for your use during periods when your presence is required at the Fort Mill Operations Center a furnished two-bedroom condominium in the local area.

8. Company Plane. While you are employed during the Employment Term, you will use the Company plane for business travel, when necessary, subject to quarterly review by the Human Resources Committee of the Board; provided that you will be required to reimburse the Company in an amount equivalent to a first class commercial fare for any passengers traveling with you on the Company plane for reasons other than business. You will be entitled to use the Company plane for personal reasons for up to 24 hours per year during the Employment Term, and hereby acknowledge and agree that you will be solely responsible for any taxes incurred by you with respect to this benefit.

9. Employee Benefits. While you are employed during the Employment Term, you will be eligible to participate in the employee benefit plans and programs (other than retirement plans) generally available to the Company’s employees as in effect from time to time, on the same basis as the Company’s other employees, subject to the terms and provisions of such plans and programs. You will receive four weeks paid vacation per year.

10. Expenses. The Company will reimburse you for all reasonable expenses incurred by you in connection with your performance of services under this letter agreement in accordance with the Company’s policies, practices and procedures.

11. Termination of Employment.

(a) If the Company terminates your employment during the Employment Term for any reason other than Cause or if you retire with the approval of the Board during the Employment Term, the Company will pay you severance benefits in an aggregate amount equal to your Base Salary for the remainder of the Employment Term, payable at the same time as the Company pays salary to its other employees through the remainder of the Employment Term and your annual incentive bonus (calculated on the basis of actual performance criteria for, and as if you had remained employed through the end of, the applicable year(s)) remaining in the Employment Term), if any, payable at the same time as annual incentive bonuses are paid to other Company employees.

(b) Notwithstanding anything else contained in this letter agreement to the contrary, in the event any payments to which you become entitled upon or following the date of termination of your employment pursuant to this letter agreement are subject to section 409A (“Section 409A”) of the Internal Revenue Code of 1986, as amended, such payments will not commence until (i) in the case of the SERP payments referenced in Section 6, the later of (x) the first payroll date after the 2009 AGM and (y) the first payroll date on or after the later of the first day of the calendar month following, and 28 days after, your separation from service within the meaning of Section 409A and the regulations promulgated thereunder (a “Separation from Service”), (ii) in the case of the salary continuation payments in Section 11(a), the first payroll date on or after the later of the first day of the calendar month following, and 28 days after, your Separation from Service and (iii) in the case of the annual incentive bonus payments referenced in Section 11(a), with respect to each such bonus payment, on the later of the date that annual incentive bonuses are paid to other Company employees and 28 days after your Separation from Service.

Notwithstanding anything else contained in this letter agreement to the contrary, if you are a “specified employee” within the meaning of Section 409A, any payment required to be made to you hereunder upon or following the date of termination of your employment that is subject to Section 409A shall be delayed until after the six month anniversary of your Separation from Service to the extent necessary to comply with, and avoid imposition on you of any tax penalty imposed under, Section 409A. Should payments be delayed in accordance with the preceding sentence, the accumulated payment that would have been made but for the period of the delay shall be paid in a single lump sum during the 10 day period following the six month anniversary of the date of termination of your employment.

For purposes of this agreement, if, as of September 30, 2009, the 2009 AGM has not occurred, it shall be deemed to have occurred on such date.

(c) Any benefits payable to you pursuant to this section will be in full satisfaction of all liabilities to you under this letter agreement and with respect to any other claim you may have in conjunction with your termination of employment. These benefits will not be subject to any offset, mitigation or other reduction as a result of your receiving salary or other benefits by reason of your securing other employment, but payment of such amounts shall be subject to a general release in form and substance reasonably satisfactory to the Company, which release must be executed by you and returned to the Company no later than 21 days after your Separation from Service.

(d) For these purposes, “Cause” means (i) your willful failure to perform substantially your duties as an officer and employee of the Company (other than due to physical or mental illness), (ii) your engaging in serious misconduct that is injurious to the Company, (iii) your having been convicted of a crime that constitutes a felony under U.S. law or the equivalent under Canadian law, (iv) your unauthorized disclosure of Confidential Information or (v) your material breach of any other provision of this letter agreement.

12. Unauthorized Disclosure. During your employment with the Company and at all times thereafter, you will not, except with the express consent of the Board of Directors or its authorized representative, disclose any confidential or proprietary trade secrets, customer lists, drawings, designs, information regarding product development, marketing plans, sales plans, manufacturing plans, management organization information, operating policies or manuals, business plans, financial records, packaging design or other financial, commercial, business or technical information (a) relating to the Company or any of its affiliates or (b) that the Company or any of its affiliates may receive belonging to suppliers, customers or others who do business with the Company or any of their respective affiliates (collectively, “Confidential Information”) to any third person unless such Confidential Information has been previously disclosed to the public or is in the public domain (other than by reason of your breach of this letter agreement).

13. General Provisions.

(a) No provisions of this letter agreement may be modified, waived or discharged unless such modification, waiver or discharge is approved by the Company’s Board of Directors and is agreed to in a writing signed by you and such Company officer as may be specifically designated by the Board. No waiver by either party hereto at any time of any breach by the other party hereto of, or compliance with, any condition or provision of this letter agreement to be performed by such other party will be deemed a waiver of similar or dissimilar provisions or conditions at the same or at any prior or subsequent time.

(b) No agreements or representations, oral or otherwise, express or implied, with respect to the subject matter hereof, have been made by either party, other than as set forth expressly in this letter agreement. This letter agreement codifies all of your entitlements following a termination of your employment with the Company (including, without limitation, your accrued pension benefits under the SERP or otherwise) and supersedes and replaces any and all prior agreements or understandings, whether written or oral, which may have existed in relation to your employment with the Company. The invalidity or unenforceability of any one or more provisions of this letter agreement will not affect the validity or enforceability of any other provision of this letter agreement, which will remain in full force and effect. This letter agreement may be executed in one or more counterparts, each of which will be deemed to be an original but all of which together will constitute one and the same instrument.

(c) All amounts payable to you hereunder will be paid net of any and all applicable income or employment taxes required to be withheld therefrom under applicable Canadian or foreign, provincial or local laws or regulations.

(d) The validity, interpretation, construction and performance of this letter agreement will be governed by the laws of the province of Quebec, without giving effect to its conflict of laws provisions.

(e) The parties have expressly requested that this agreement be drafted in English. Les parties ont expresément requis que cette entente soit rédigée en anglais.

If the foregoing accurately sets forth the terms of your employment with the Company, please so indicate by signing below and returning one signed copy of this letter agreement to me.

Sincerely,

/s/ Harold H. MacKay	/s/ Brian M. Levitt
Harold H. MacKay	Brian M. Levitt
Chairman of the Board of Directors	Chairman of the Human Resources Committee

ACCEPTED AND AGREED as of this 9th day of August, 2007

/s/ Raymond Royer
Raymond Royer

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